MICHAEL J. CHOATE Direct: 312-836-4066 Facsimile: 312-275-7554 E-mail: mchoate@shefskylaw.com

IN REFERENCE TO:
030886-01

October 11, 2012

VIA FEDERAL EXPRESS
Ms. Sonia Barros
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:                             Inland Real Estate Income Trust, Inc.

Registration No. 333-176775

Dear Ms. Barros:

On behalf of our client, Inland Real Estate Income Trust, Inc., formerly Inland Monthly Income Trust, Inc. (the “Company”), please find enclosed a complete copy of Amendment No. 5 to the Company’s registration statement on Form S-11 (the “Amendment”), as filed with the Securities and Exchange Commission via EDGAR on October 11, 2012.  The Amendment includes revisions made in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to JoAnn M. McGuinness, President and Chief Operating Officer of the Company, dated September 28, 2012. A marked version of the Amendment, reflecting all revisions, also is enclosed for your convenience.

This letter responds to the Staff’s comment letter dated September 28, 2012, and the heading and paragraph number below correspond to the heading and paragraph number in that letter.  For your convenience we have reproduced the Staff’s comment in this letter and included our response directly below the comment.

Sales Literature Resubmitted September 25, 2012

1.                                       We note your revisions in response to comment 7 of our letter dated August 28, 2012 in which you have included text explaining that the property is owned by Inland Diversified Real Estate Trust, Inc. We reissue our prior comment in part. Please revise to include prominent text with each picture explaining that investors will not acquire an interest in the pictured property.

RESPONSE:                                                   The Company has revised the enclosed sales literature to include prominent text with each picture explaining investors will not acquire an interest in the pictured property.  The enclosed revised sales literature reflects these changes.

Please also note that the Company has enclosed two additional new pieces of sales literature: (1) a template for a follow-up e-mail communication to be sent to broker/dealers, to be completed with the names and contacts of individual broker/dealer contacts on as as-needed basis; and (2) a template for a property data sheet, to be completed with property-specific information as properties are acquired by the Company.  The property data sheet will be included in investor kits provided to potential investors, and will, in all cases, be accompanied or preceded by a prospectus.  The Company is submitting these communications to the Staff for its review pursuant to Guide 5.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

MJC/CXW/1224357_5
Enclosure

cc:	Robert H. Baum, Esq.
JoAnn McGuinness
Cathleen M. Hrtanek, Esq.